Exhibit 99.1

Missfresh Announces Entry into Share Transfer Agreement

BEIJING, August 7, 2023—Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), today announced that it entered into a share transfer agreement with Freshking Limited, a British Virgin Islands company wholly owned by Mr. Zheng Xu. The entry into this share transfer agreement and the transactions contemplated thereunder have been approved by the board of directors of the Company (the “Board”), as well as the audit committee and the special committee under the Board.

Missfresh HK Limited, San Sheng Limited, and Mrfresh Limited are subsidiaries of the Company, whose financial statements are consolidated into the Company’s own financial statements. As of August 4, 2023, the aggregate amount of unaudited net liabilities (i.e., total liabilities minus total assets) of those three subsidiaries and their respective subsidiaries is estimated to be between US$220 million and US$240 million. Under the share transfer agreement, the Company agrees to transfer all of its shares in each of Missfresh HK Limited, San Sheng Limited and Mrfresh Limited to Freshking Limited or any other persons designated by Freshking Limited in exchange for a total consideration of US$1.00 in cash to be paid by Freshking Limited or any other persons designated by Freshking Limited to the Company, subject to the satisfaction of certain closing conditions including the receipt of a written opinion issued by the financial advisor, engaged by the audit committee under the Board, to the effect that the transaction contemplated under the share transfer agreement is fair to the shareholders of the Company from a financial point of view.

The audit committee under the Board has approved the engagement of Kroll LLC as the independent financial advisor in connection with the proposed transaction.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; adverse changes in general economic or market conditions; actions by third parties, including government agencies, that may adversely affect the proposed transactions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies; natural disasters and geopolitical events; and intensity of competition.

Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

E-mail: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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